Exhibit 4.22

This Asset Transfer Agreement (the “Agreement”) is made effective as of March 30, 2025 (the “Effective Date”) by and between

(1)	Vivesto AB (publ), Box 3061 169 03 Solna, Sweden, Sweden (“Vivesto”) and

(2)	Kazia Therapeutics Limited (ACN 063 259 754) of Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000, Australia (“Kazia”).

Recitals

(A)	Kazia exclusively owns the Assets (as defined below).

(B)	Kazia desires to sell to Vivesto, and Vivesto desires to purchase from Kazia, the Assets on the terms and conditions set forth in this Agreement.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1	Definitions

Unless otherwise specifically provided in this Agreement, the following terms shall have the following meanings:

1.1

“Affiliate” means, with respect to a Person, any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person. For the purpose of this definition only, the term “control” and, with correlative meanings, the terms “controlled by” and “under common control with” mean (a) the power to direct the management or policies of a Person, whether through ownership of voting securities or by contract relating to voting rights or corporate governance, resolution, regulation or otherwise, or (b) to own 50% or more of the outstanding voting securities or other ownership interest of such Person.

1.2	“Asset List” means the asset list attached hereto as Schedule 1.

1.3	“Assets” means the Transferred Patents, the Materials, the Know-How, the Records and the Transferred Trademarks.

1.4	“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for business in Sweden and Australia.

1.5

“Compounds” means (i) all compounds specified in the Asset List, (ii) all compounds covered or claimed by any of the Transferred Patents (although not specified in the Asset List), and (iii) any modifications, analogs, components and/or derivatives of any of the foregoing.

1.6

“Confidential Information” means (a) the contents of this Agreement and (b), subject to Section 8, any information relating to a Party’s or its Affiliates’ business, research or development activities – including any trade secrets and any scientific, technical, financial or business information – disclosed or made available by or on behalf of a Party or any of its Affiliates to the other Party or any of its Affiliates in any form including, without limitation, oral and written form.

1.7

“Control” means, with respect to any item of information or intellectual property right, possession of the right, whether directly or indirectly, and whether by ownership, licence or otherwise, to assign, or grant a licence, sublicense or other right to or under, such information or intellectual property right, as provided for herein without violating the terms of any agreement or other arrangement with any Third Party.

1.8	“Effective Date” is defined in the introduction of this Agreement.

1.9

“Encumbrance” means any interest of any Person other than the Parties, including any mortgage, charge, pledge, lien or other security interest of any kind, any licence, any right to acquire, or any option or right of pre-emption.

1.10

“Know-How” means any unpatented technical and other information developed or arising from the conduct of the Program prior to the Effective Date, including inventions, discoveries, methods, processes and procedures, ideas, concepts, formulae, specifications, evaluations, analyses, procedures for experiments and tests, that is necessary or useful for understanding, practising, using or otherwise exploiting the Transferred Patents and the inventions described therein, the Compounds or the Materials, including such information contained in or in relation to laboratory notebooks, the Records, experimental data, research summaries and reports, invention disclosures, and internal and external study results, manufacturing data, batch records, composition, method, trade secret, formula, protocol, technique or other data.

1.11	“License Agreement” means the Development and Commercialization Agreement between the Parties dated March 1, 2021.

1.12

“Loss” means any and all liabilities, claims, demands, causes of action, damages, suits, costs, reduction of value, loss and expenses, including interest, penalties, and lawyers’ fees and disbursements.

1.13

“Materials” means all physical quantities of the Compounds and all other materials (i) made available to Vivesto under the License Agreement and (ii) any additional Compounds and other materials listed in part 2 of the Asset List.

1.14	“Parties” means Kazia and Vivesto and “Party” means either Kazia or Vivesto as the context requires.

1.15

“Patents” means (a) all national, regional and international patents and patent applications, including provisional patent applications, (b) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals, and continued prosecution applications, (c) any and all patents that have issued or in the future issue from the foregoing patent applications ((a) and (b)), including utility models, petty patents and design patents and certificates of invention, (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications ((a), (b) and (c)), and (e) any similar rights, including so-called pipeline protection, or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any such foregoing patent applications and patents.

1.16	“Patent Rights” has the meaning set forth in Section 4.1.

1.17

“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization.

1.18	“Program” means any and all research activities performed by or on behalf of Kazia prior to the Effective Date covered by the Transferred Patents or otherwise referrable to the Assets.

1.19

“Records” means (i) all records made available to Vivesto under the License Agreement and (ii) any additional records listed in part 3 of the Assets List; including all physical and electronic preclinical and clinical study reports and data, all regulatory correspondence, CMC documentation and correspondence with producers, laboratory notebooks, clinical and regulatory filings (if any), certifications, consents, approvals and other records, documents and files (whether in paper, electronic or other form) which contain information relating to the Program or the Compounds, including Know-How, data or information relating to the prosecution or maintenance of the Transferred Patents as well as any and all agreements with and assignments from the inventors of the inventions covered or claimed by the Transferred Patents.

1.20	“Return Date” has the meaning set forth in Section 4.3.

1.21	“Short Form Patent Assignment” has the meaning set forth in Section 4.3.

1.22	“Third Party” means any Person other than the Parties their respective Affiliates.

1.23	“Transferred Patents” means all of the Patents specified in part 1 of the Asset List (and all rights of priority with respect to such patent applications).

1.24

“Trademark” means any word, name, symbol, colour, designation or device or any combination thereof for use in the course of trade, including trademark, trade dress, brand mark, trade name, brand name, logo or business symbol used by Kazia solely in connection with the Compounds.

1.25	“Transferred Trademarks” means all of the Trademarks specified in part 4 of the Asset List, including any registration and any unregistered rights thereto in any country of the world.

1.26	“Yale Disclosure” has the meaning set forth in the License Agreement.

2	Construction

Except where the context requires otherwise, whenever used the singular includes the plural, the plural includes the singular, the use of any gender is applicable to all genders and the word “or” has the inclusive meaning represented by the phrase “and/or”. Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days. The headings of this Agreement are for convenience of reference only and do not define, describe, extend or limit the scope or intent of this Agreement or the scope or intent of any provision contained in this Agreement. The term “including” or “includes” as used in this Agreement means including, without limiting the generality of any description preceding such term. The wording of this Agreement shall be deemed to be the wording mutually chosen by the Parties and no rule of strict construction shall be applied against any Party.

3	Sale and Transfer

3.1

Sale and Transfer of the Assets.  Upon the terms and conditions set forth in this Agreement, Kazia hereby sells and transfers to Vivesto as of the Effective Date, and Vivesto agrees to purchase and take over, as of such date, all of Kazia’s right, title and interest in and to all of the Assets.

3.2

Further Actions.  Kazia shall, from time to time and at Vivesto’s cost, execute and deliver all such further instruments or documents as Vivesto may reasonably request in order to consummate effectively the transfer of the Assets as contemplated by this Agreement, For avoidance of doubt, Kazia shall execute documents pursuant to Sections 4.3 at its own cost and free of charge to Vivesto.

4	Additional Provisions Regarding the Transferred Patents

4.1

Patent Rights.  The transfer as per Section 3.1 includes all of Kazia’s right, title and interest in and to the following rights (the “Patent Rights”), which are thus hereby assigned by Kazia to Vivesto as of the Effective Date to be held and enjoyed by Vivesto for its own use and for the use of its Affiliates, successors, licensees and assignees:

4.1.1	the Transferred Patents, including any reissues, re-examinations, renewals and extensions (and equivalents) thereof;

4.1.2

any and all Patents (the “Subsequent Patents”) in any country that may be issued to or on any of the patent applications specified in the Asset List and any reissues, re-examinations, renewals and extensions (and equivalents in countries other than the United States) thereof;

4.1.3	all of Kazia’s right to make any patent applications – and title and interest in any patent application made – in any country in relation to any part of the Know-How; and

4.1.4

any and all causes of action, claims, demands or other rights, occasioned from or because of any and all past and future infringement of any of the Transferred Patents or Subsequent Patents, including all rights to recover damages, profits and injunctive relief for infringement of any of the Transferred Patents or Subsequent Patents.

4.2

Further Actions to Effectuate Transfer.  At Vivesto’s request and expense, Kazia shall take any further actions necessary or useful for Vivesto (a) to become the registered owner of the Transferred Patents and (b) to otherwise enjoy the full benefit of Transferred Patents.

4.3

Without prejudice to the foregoing, Vivesto will within thirty (30) days after the Effective Date, deliver to Kazia all further instruments, applications or documents, including separate patent assignment documents substantially in the form set forth in

Schedule 4 (“Short Form Patent Assignment”), that it requires Kazia to execute in order to effect the transfer of the Transferred Patents. Kazia will free of charge execute each document provided to it by Vivesto within thirty (30) days after the Effective Date under this clause in a reasonable period (taking into account the relevant execution requirements) and return a scanned copy of each document to an email address notified to it by Vivesto (the date of sending by Kazia being the “Return Date”). Kazia will make available hard copies of each document which may, at Vivesto’s election, be collected from Kazia’s registered office or delivered by registered mail to any other location as instructed by Vivesto. The Parties further agree that Vivesto shall submit to the relevant patent authorities in the relevant jurisdictions any executed Short Form Patent Assignment, amended as reasonably necessary, and Vivesto shall bear the costs associated with the registration thereof.

4.4

Filing, Prosecution, Maintenance of Transferred Patents.  For the avoidance of doubt, Vivesto shall as from the Effective Date have the sole right, but not the obligation, at its sole discretion and expense, through counsel of its choosing, to prepare, file, obtain, prosecute (including any interferences, reissue proceedings and re- examinations) maintain, defend and discontinue all Transferred Patents throughout the world.

4.5

Covenant Not to Sue. Kazia shall not, and shall procure that its Affiliates shall not, anywhere in the world, institute or prosecute (or in any way aid any Third Party in instituting or prosecuting) any claim, demand, action or cause of action for damages, costs, expenses or compensation, or for an enjoinment, injunction, or any other remedy, against Vivesto, its Affiliates or licensees alleging the infringement of any Patent or other intellectual property rights of Kazia or its Affiliates by Vivesto or its Affiliates due to Vivesto’s, its Affiliates’ or licensees’ exploitation of any Compound or exercise of the Patent Rights.

5	Consideration

5.1

Total Obligation.  In full consideration of the Assets sold and other rights granted to Vivesto hereunder and subject to the terms and conditions of this Agreement, Vivesto shall make payment to Kazia of (i) US$ six hundred thousand (600,000) within fifteen (15) days after the Effective Date, and (ii) US$ four hundred thousand (400,000) within fifteen (15) days after the Return Date. Unless otherwise expressly provided for in this Agreement, the said payments represent all of Vivesto’s financial obligations to Kazia hereunder. Vivesto is not permitted to deduct or off-set any amount from amounts payable under this Section 5.1.

5.2

Invoices.  Kazia shall send an invoice to Vivesto in respect of each of the amounts payable pursuant to Section 5.1. Such invoices shall reference to this Agreement. Payments shall be made to Kazia’s following bank account:

[***]

5.3

Taxes. Vivesto alone shall be responsible for paying any and all taxes levied on account of, or measured in whole or in part by reference to, any payments it receives pursuant to this Agreement. Such amounts are not to be deducted from the sums payable under Section 5.1.

6	Non-Compete

6.1

Kazia undertakes to Vivesto that neither Kazia nor any of its Affiliates – whether alone or jointly with any other Person and whether directly or indirectly and whether as participator, partner or promoter of, in or to any other Person – shall anywhere in the world at any time during the period (the “Covenant Period”) commencing on the Effective Date and concluding on the fifth (5th) anniversary of the Effective Date be engaged in activities aimed at the identification, discovery, development or commercialisation of any benzopyran or benzopyran-like substances.

If Kazia is acquired by a Third Party during the Covenant Period, and that Third Party had engaged in activities aimed at the identification, discovery, development or commercialisation of any benzopyran or benzopyran-like substances prior to the acquisition of Kazia, this Section 6 will not apply.

6.2

The Parties agree that the restrictions contained in Section 6.1 are reasonable and necessary for the protection of the confidential information and business of Vivesto and its Affiliates, that such restrictions are reasonable in all the circumstances and that Vivesto would not have entered into this Agreement without the protection afforded to it and its Affiliates under Section 6.1.

7	Representations and Warranties

7.1

Each Party represents and warrants to the other (i) that it has full power and authority to enter into this Agreement and has taken all necessary action on its part required to authorise the execution and delivery of this Agreement and (ii) that the execution, delivery and performance of this Agreement, including the Transitional Services Agreement, will not result in a violation of, or be in material conflict with, or constitute a material default under, any agreement in existence as of the Effective Date or subsequently entered into between it and any other Person.

7.2	Kazia represents that:

(i)

apart from matters disclosed prior to the Effective Date, it has received no notice of any claims, suits, administrative, arbitration or other legal proceedings (including but not limited to tax or employment matters) relating to the Assets or the Program and, to Vivesto’s Knowledge, no facts or circumstances are likely to lead to such proceedings being threatened;

(ii)	it has not withheld any information from Vivesto which Kazia reasonably believes would have influence Vivesto’s decision to acquire the Assets;

(iii)	the Assets are sold and transferred free of any Encumbrance;

(iv)

to the best of Kazia’s knowledge, all Materials and Records have been provided to Vivesto under the License Agreement. Should it later be discovered that there are any additional Materials or Records not previously provided to Vivesto, such Materials and Records shall be provided by Kazia to Vivesto promptly at Kazia’s cost;

(v)

to the best of Kazia’s knowledge, there is no claim or threatened claim by any person alleged to have suffered personal injury or death as a result of use of the Assets prior to the Effective Date; and

(vi)	the last communication between Kazia and Yale in relation to the Yale Disclosure was May 2023 and otherwise there has been no correspondence in relation to the Yale Disclosure.

8	Confidentiality

8.1

For a period of ten (10) years after the Effective Date, each Party (the “Receiving Party”) shall, and shall cause its officers, directors and other employees and agents to, keep confidential and not use, publish or otherwise disclose any Confidential Information of the other Party (the “Disclosing Party”); it being agreed that Kazia shall, and shall cause its Affiliates to, treat all Assets, including the Know-How, the Records and the Materials as Confidential Information of Vivesto, in respect of which Kazia shall, for the purpose of this Article 9, be deemed as the Receiving Party and Vivesto the Disclosing Party.

8.2	The obligations of confidentiality in Section 8.1 shall not extend to any Confidential Information of the Disclosing Party that:

(i)	is or comes into the public domain without breach of this Agreement;

(ii)	is received by the Receiving Party from a Third Party without any obligation of confidentiality and without breach of this Agreement; or

(iii)

the Receiving Party can demonstrate by competent evidence was independently developed by the Receiving Party following the Effective Date without use of or reference to any such Confidential Information.

8.3

This Agreement shall not restrict the Receiving Party from complying with a lawfully issued governmental order or legal requirement or the requirements of a national securities exchange or another similar regulatory body to produce or disclose the Disclosing Party’s Confidential Information; provided, however, that the Receiving Party shall promptly notify the Disclosing Party of such order or requirement to enable the Disclosing Party to oppose the order or obtain a protective order. If the Receiving Party is thereafter required to disclose such Confidential Information, both Parties will endeavour to agree to a mutually satisfactory means to disclose such information.

9	Announcements and Use of Name

9.1

All press releases, public announcements or public relations activities by the Parties with regard to this Agreement or the transactions contemplated by it shall be mutually approved by the Parties in advance of such release, announcement or activity.

9.2	The Parties approve the press release at Schedule 3 and agree that it may be published immediately upon execution of this Agreement.

9.3

Neither Party shall use the name, insignia, symbol, trademark, trade name or logotype of the other Party or its Affiliates in any publication, press release, promotional material or other form of publicity without the prior written consent of the other Party (which shall not be unreasonably withheld), except (i) to the extent necessary for the fulfilment of a Party’s obligations or protection of its rights under this Agreement, (ii) for those disclosures for which consent has previously been obtained and (iii) that either Party shall, following the completion of such agreed press releases, public announcements or other public relations activities as are referred to in Section 9.1 above, be entitled to disclose to third parties the information contained within any such agreed press release or public announcement or used in any such agreed public relations activities. The restrictions imposed by this Section 9 shall not prohibit either Party from making any disclosure that is required by applicable law, rule or regulation or the requirements of a national securities exchange or another similar regulatory body.

10	Governing Law

The interpretation and construction of this Agreement shall be governed by the laws of Sweden excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

11	Disputes

Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the of the Stockholm Chamber of Commerce. The seat of arbitration shall be Stockholm, Sweden. The language to be used in the arbitral proceedings shall be English.

12	Notices

Any notice, request, or other communication permitted or required under this Agreement shall be in writing, shall refer specifically to this Agreement, and shall be deemed given only if hand delivered or sent by an internationally recognised overnight delivery service, costs prepaid, or by email, to the Party to whom notice is to be given at the following address (or at such other address such Party may have provided to the other Party in accordance with this Section 12):

If to Vivesto:

Address:	as per above
For the attention of:	Chief Executive Officer

Email:	[***]

If to Kazia:

Address:	as above

For the attention of:	John Friend or any subsequent CEO

Email:	[***]

13	Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, in any respect, then, to the fullest extent permitted by applicable law: (a) such provision will be given no effect by the Parties and shall not form part of this Agreement, (b) all other provisions of this Agreement shall remain in full force and effect and (c) the Parties will use their best efforts to negotiate a provision in replacement of the provision held invalid, illegal or unenforceable that is consistent with applicable law and achieves, as nearly as possible, the original intention of the Parties. To the fullest extent permitted by applicable law, the Parties waive any provision of law that would render any provision in this Agreement invalid, illegal or unenforceable in any respect.

14	Entire Agreement

15.1

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement. This Agreement supersedes all prior agreements, whether written or oral, with respect to the subject matter of this Agreement. Each Party confirms that it is not relying on any representations, warranties or covenants of the other Party except as specifically set out in this Agreement. Nothing in this Agreement is intended to limit or exclude any liability for fraud. All Schedules referred to in this Agreement are intended to be and are hereby specifically incorporated into and made a part of this Agreement. In the event of any inconsistency between any such Schedules on one hand and this Agreement on the other hand, the terms of this Agreement shall govern.

15.2

The License Agreement is hereby terminated with effect on the Effective Date. Each Party hereby releases the other Party, its predecessors, successors, assigns, and its present and former officers, directors, partners, shareholders, employees, agents, affiliates and subsidiaries from any and all past, present and future claims, demands, obligations, liabilities and causes of action of any nature whatsoever (“Claims”) relating to or arising out of, under, or in connection with the License Agreement or its termination; provided, however, that neither Party hereby releases the other from any Claims arising under this Agreement.

15	Waiver and Non-Exclusion of Remedies

A Party’s failure to enforce, at any time or for any period of time, any provision of this Agreement, or to exercise any right or remedy shall not constitute a waiver of that provision, right or remedy or prevent such Party from enforcing any or all provisions of this Agreement and exercising any rights or remedies. To be effective any waiver must be in writing. The rights and remedies provided herein are cumulative and do not exclude any other right or remedy provided by law or otherwise available, except as expressly set forth herein.

16	Assignment

This Agreement is personal to the Parties who shall not have any right to assign it without the prior written consent of the other Party, provided however, that Vivesto may assign this Agreement to an Affiliate or to an acquirer of all or substantially all of the Assets and, that Kazia may assign this Agreement to an Affiliate or to an acquirer of all of its business.

17	Amendment

Any amendment or modification of this Agreement must, in order to be valid, be in writing and signed by authorised representatives of both Parties.

18	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Signature page overleaf]

Execution

THIS AGREEMENT IS EXECUTED by the authorised representatives of the Parties as of the date first written above.

SIGNED for and on behalf of Vivesto AB (publ)	SIGNED for and on behalf of Kazia Therapeutics Limited

/s/ Erik Kinnman	/s/ John Friend
Signature	Signature

Name: Erik Kinnman	Name: John Friend, MD

Title: CEO	Title: CEO

Schedule 1

ASSET LIST

PART 1 – TRANSFERRED PATENTS

[***]

PART 2 – MATERIALS

[***]

PART 3 – RECORDS

[***]

PART 4 – TRANSFERRED TRADEMARKS

[***]

Schedule 2

CONFIRMATORY PATENT ASSIGNMENT

We, the undersigned Kazia Therapeutics Limited, ACN 063 259 754 of Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000, Australia (the “Assignor”), do hereby declare that we have sold, assigned and transferred to Vivesto AB (publ), Box 3061, 169 03 Solna, Sweden (the “Assignee”), all of our rights, title and interest in and to the following [patents/patent applications]:

[specify patent no. / patent application no. ... filed on ... in ...]

and all of the inventions covered thereby (collectively, the “Transferred Patent”).

It is further declared that the above assignment of the Transferred Patent was made for good and valuable consideration pursuant to a certain asset transfer agreement (the “Asset Transfer Agreement”) made effective by and between the Assignor and the Assignee as of March 30, 2025(the “Effective Date”) and that such assignment included

(i)

the right without limitation to apply for, to be granted and to assign patents and other means of protection of industrial property (including design registration or inventor’s certificate), and the right to claim convention priority, on the basis of the original applications with regard to each of the inventions covered by the Transferred Patents;

(ii)

any and all ownership interest the Assignor may have or claim to have in the Transferred Patent, including any continuations, divisions, reissues, re- examinations, extensions (or equivalents thereof in countries other than the United States) and including the subject matter of all claims which may be obtained therefrom for the Assignee’s own use and enjoyment and for the use and enjoyment of the Assignee’s successors, assigns or other legal representatives, as fully and entirely as the same would have been held and enjoyed by the Assignor if the above sale, assignment and transfer had not been made; together with

(iii)

all income, damages or payments due or payable from and after the Effective Date, including all claims for damages by reason of past, present or future infringement or other unauthorised use of the Transferred Patent, with the right to sue for, and collect the same for the Assignee’s own use and enjoyment, and for the use and enjoyment of its successors, assigns, or other legal representatives.

This Assignment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page overleaf]

In witness whereof the parties hereto have executed this Confirmatory Patent Assignment as of the day and year stated below.

Place:		Place: Stockholm

Date: March 30, 2025		Date: March 30, 2025

ASSIGNOR		ASSIGNEE

By:	/s/ John Friend	By:	/s/ Erik Kinnman

Name: John Friend		Name: Erik Kinnman

Capacity: CEO		Capacity: CEO

Schedule 3

PRESS RELEASE

Kazia press release:

XX March 2025

Kazia Therapeutics Announces Sale of Intellectual Property and Trademarks Rights for Cantrixil®

Kazia to receive USD $1 million from Vivesto for the intellectual property and trademark assets rights to the oncology drug candidate, Cantrixil

Sydney, March XX, 2025 – Kazia Therapeutics Limited (NASDAQ: KZIA) (“Kazia” or “the Company”), an oncology-focused drug development company, today announced the sale of all intellectual property and trademarks rights to Cantrixil for USD $1 million.

In March 2021, Vivesto licensed the exclusive global development and commercialization rights for Cantrixil from Kazia Therapeutics. Having decided not to pursue development of Cantrixil in ovarian cancer, as originally anticipated under the license, Vivesto is currently exploring Cantrixil preclinically for the treatment of hematological cancers. Cantrixil, a legacy molecule in the Kazia pipeline, is a product candidate consisting of the active molecule, a potent and selective third generation benzopyran SMETI inhibitor named TRXE-002-01, encapsulated in a cyclodextrin.

“We are pleased to enter into this agreement with Vivesto, which provides a source of non-dilutive funding that will help advance our proprietary, clinical-stage pipeline,” said John Friend, M.D., Chief Executive Officer of Kazia Therapeutics.

Investor and Media Contacts:

Alex Star, Managing Director

LifeSci Advisors LLC

+1-201-786-8795.

Astarr@lifesciadvisors.com

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, an investigational brain penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024 and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the FDA in

February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase I study has been completed and preliminary data was presented at 15th Biennial Ovarian Cancer Research Symposium in September 2024. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801, the potential benefits of paxalisib as an investigational PI3K/mTOR inhibitor, the potential benefits and costs to Kazia of the sale of all of its intellectual property and trademarks rights to Cantrixil to Vivesto, timing for any regulatory submissions or discussions with regulatory agencies, and the potential market opportunity for paxalisib. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward- looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement. This announcement was authorized for release by Dr John Friend, CEO

Vivesto press release:

Vivesto signs deal with Kazia Therapeutics to acquire full Cantrixil® rights

Solna, Sweden, March xx 2025 – Vivesto AB, an oncology-focused development company, today announced that it has signed an agreement with the Australian pharmaceutical company Kazia Therapeutics to acquire full rights, including all intellectual property and trademarks rights for the drug candidate Cantrixil for 1 MUSD. Vivesto previously announced positive preclinical efficacy data, supporting the ongoing development of Cantrixil for hematological cancers. New results are expected to be presented throughout 2025.

“The decision to acquire full Cantrixil rights follows the previously announced positive preclinical results and the expected commercial potential for a future approved drug,” said Erik Kinnman, Vivesto’s CEO. “Advancing treatment options for hematological cancers is a central focus for Vivesto, and we remain encouraged to see Cantrixil showing clear positive effects as a single agent and in combination with other anti- cancer drugs. The acquisition gives Vivesto full control and allows us to accelerate planning, as well as opportunities to leverage the intrinsic project values and revenues entirely to Vivesto. We are confident Cantrixil can make a significant impact to patients and build shareholder value.”

At the end of 2024, Vivesto announced that positive results were obtained from preclinical studies with combination treatments within the company’s Cantrixil program, supporting continued development in hematological cancer. Vivesto also announced that a new patent application covering the treatment of hematological cancer with Cantrixil was filed, with the aim to strengthen the IP position. Cantrixil has shown strong cytotoxic effects at low doses in cell lines derived from patients with hematological cancer. The generated data provided important input to the dosing selection and treatment regime in upcoming preclinical and clinical studies.

Vivesto acquired the global development and commercialization rights for Cantrixil from Kazia Therapeutics in March 2021. Since acquiring these rights, Vivesto has been working on the continued development of this asset. The work to manufacture drug supply for upcoming clinical trials is ongoing. The company is focusing its efforts on developing Cantrixil for the treatment of hematological cancers with high unmet medical needs and significant commercial potential.

For further information:

Erik Kinnman, Chief Executive Officer

Phone: 018-50 54 40

E-mail: IR@vivesto.com

About Vivesto AB

Vivesto is a Swedish development company that aims to offer new treatment options for hard-to-treat cancers where there are major medical needs and significant market potential. The project portfolio consists of Cantrixil and Docetaxel micellar, which are being developed for blood cancer and prostate cancer, respectively, and the veterinary oncology program Paccal Vet (paclitaxel micellar), which is being evaluated in a pilot clinical trial in dogs with splenic hemangiosarcoma following splenectomy. Vivesto’s shares are traded on Nasdaq Stockholm (ticker: VIVE). Visit www.vivesto.com for more information about Vivesto.

About Cantrixil®

Cantrixil is a drug candidate in development for the treatment of advanced cancer. Based on recently reported data and in order to maximize the commercial potential of the Cantrixil program, Vivesto has decided to focus further development on hematological cancer after having obtained results showing strong cytotoxic effects at low doses in cell lines from patients with hematological cancers. Cantrixil consists of the active molecule TRX-E-002-1, a selective third generation benzopyran and a potent tubulin polymerization inhibitor. Positive in vitro preclinical data from so- called ADME studies (absorption, distribution, metabolism and excretion) and secondary pharmacology studies presented in December 2023 confirm that Cantrixil has appropriate physicochemical properties and an acceptable safety profile with minimal “off-target” effects.